

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2012

Via E-mail
Mr. John R. Rice III
Director and President
Amincor, Inc.
1350 Avenue of the Americas, 24th Floor
New York, NY 10019

      Re: Amincor, Inc.
               Amendment No. 4 to Registration Statement on Form 10
               Filed August 8, 2011
               Amendment No. 1 to Form 10-K for the Year Ended December 31, 2010
               Filed August 25, 2011
               Response dated December 28, 2011
               File No. 0-49669

Dear Mr. Rice:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to prior comment 3 from our letter to you dated October 6, 2011. Ensure that you adequately disclose any material information regarding Capstone Cayman Special Purpose Fund, LP, including the status of the winding up petition and the assignment of the CCSPL assets to Amincor.

Amendment No. 4 to Registration Statement on Form 10

Financial Statements

2. We note your response to prior comment 4 and see that you have provided restated pro forma financial statements for the years ended December 31, 2009 and 2008 at Exhibit B. However you have not addressed all of the matters noted in prior comment 4 from our letter dated October 6, 2011 and prior comment 5 from our letter dated June 15, 2011. In your next response letter, please ensure that you include a detail response that addresses each of the points below:

   - Amend your registration statement to include the separate financial statements of the entities contributed to Amincor to comply with Rule 8-04 of Regulation S-X.

   - Amend your presentation of the combined pro forma financial information to be consistent with the requirements of Article 11 of Regulation S-X.

   - Provide combined pro forma information for the subsequent interim periods ended June 30, 2010 and 2009 in your next amendment.

Amendment No. 1 to Form 10-K for Fiscal Year ended December 31, 2010

General

3. We have read your response to prior comment 6 and understand that you expect to file an amended Form 10-K that presents Tyree Holdings Corporation as your predecessor. Please file your amendment without further delay. We may have further comments.

Selected Financial Data, page 30

4. We note that you have not complied with prior comment 7, regarding the disclosures that are required under Item 301 of Regulation S-K. Please expand your disclosures in this section as previously requested, to include a discussion of factors that materially affect the comparability of your selected financial data, and which address any material uncertainties which might cause the data not to be indicative of your future financial condition or results of operations.

Management's Discussion and Analysis, page 31

5. We note your response to prior comment 8 and see that you have provided additional proposed disclosure of your *combined* results of operations. However, it remains unclear how you intend to integrate this disclosure in your filing. We expect to see the discussion of your *combined* results of operations in addition to the existing discussion based on segments in your next amendment.

Epic Sports International, Inc., page 38

6. We note your response to prior comment 10 and see that your proposed disclosure characterizes the combined financial information of Epic Sports International's predecessor and successor for the year ended December 31, 2008 as "pro forma in nature." However, your proposed disclosures have not been prepared in a format consistent with Article 11 of Regulation S-X. Please revise the presentation of your pro forma information to comply with this guidance.

Financial Statements

Statement of Stockholders' Equity, page F-7

7. We understand from your response to the first bullet point of prior comment 12 that the $17,165,000 and $13,699,000 in related party loans were made after the assets and liabilities of the predecessor businesses were foreclosed upon by the Lenders. Tell us the reasons for the loans and explain why you report only $8,047,029 in your Statement of Stockholder's Equity for the apparent conversion of the $13,699,000 in debt during the year ended December 31, 2010.

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-12

8. We note your response to prior comment 13 regarding your change in revenue recognition policy to the percentage of completion method. We understand that you intend to restate your financial statements to eliminate the former adjustment to your retained deficit and to recognize the effects of this error in your statements of operations for the years ended December 31, 2009 and 2008. In addition to your proposed revisions, please include disclosures that comply with FASB ASC paragraph 250-10-45-50-7 in your next amendment.

Note 3 – Business Combinations, page F-15

9. We note your responses to prior comments 12, 14 and 16 related to the "other assets" contributed to Amincor, Inc. on December 31, 2010. We understand from your response that these assets were comprised of real estate and machinery and equipment that were previously held by the operating companies and that such assets were necessary to operate these businesses. We also understand that these assets were not legally transferred to Amincor, Inc. upon foreclosure but were retained by the Capstone Lenders and leased to the various businesses under a Transitional Services Agreement. Please address the following points:

   • Confirm that our understanding of the sequence of events is correct as noted above. Otherwise, submit any details which are necessary to clarify.

- Expand your disclosures to include a discussion of the sequence of events which led to the contribution of these assets to Amincor, Inc. This should provide details sufficient to understand how these assets were utilized by the operating companies, the related amounts recorded in the financial statements before and after foreclosure, and the reasons why the assets were not assigned to Amincor, Inc. upon foreclosure. You should also disclose the salient terms of the underlying Transitional Services Agreement between the various businesses and Capstone Lenders, and explain how payments required under the agreements are reflected in your financial statements while in effect.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Craig Arakawa, Staff Accountant, at (202) 551-3650, or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have any questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

CC: Steven Siskind
       Law Offices of Steven L. Siskind